

Richard King · 3rd

Co-Founder, Intrapreneur at General Mills

Atlanta Metropolitan Area · 500+ connections · **Contact info**

 **General Mills**

 **Mercer University**

Experience


General Mills
22 yrs 11 mos


Co-Founder, Intrapreneur | Start-up Accelerator
Full-time
Apr 2021 – Present · 1 mo

Creating and launching new business in high growth spaces.
Failing productively in the pursuit of the commercial truth.
Leveraging design thinking, lean startup, and agile methods.


Principal Engineer - Global Reliability, Platform Center of Excellence
Jun 2012 – Mar 2021 · 8 yrs 10 mos
Global Resource

Global Usage Program Manager. Engineering and Technical Subject Matter Expert (SME) for global implementation of an innovative tool set developed for identifying and eliminating waste in all General Mills manufacturing locations. Savings of $10 Million annually.


Principal Engineer, Food Manufacturing
Jun 2001 – Jun 2012 · 11 yrs 1 mo
Covington, GA

• Responsible for planning manufacturing strategy, capital, quality, sanitation for process systems at the Covington East plant. Covington os a lead in low cost per case, system efficiency, low scrap and waste and low equipment failure. Covington is a premier high performance work system (HPWS). …see more



Operations Manager

Jun 1998 – Jun 2001 · 3 yrs 1 mo
Lodi, CA

• Installed and managed a new International Pasta Snack Manufacturing Facility with a $2 million annual budget.
• Managed 14 hourly and 2 Engineers in a 24 hour, 5 day a week environment
• Installed and managed a twin-screw process system to make Bugles snack chips …see more



Advisor

Bondurant Technologies International Inc. (Caribbean Water Technologies) · Freelance
May 2018 – Present · 3 yrs
Greater Atlanta Area

Bondurant Technologies International Inc. introduces Caripur H20, the world's first intelligent residential/small commercial drinking water purification platform with, water quality analysis, and 360 degree real-time view of system status, water purification activities and anomalies, both internal and external. Minority and veteran owned business committed to help …see more

Advisory Board Member

Florida State University Department of Chemical and Biomedical Engineering
Feb 2021 – Present · 3 mos

+ Council and advise department with regards to future planning, undergraduate curriculum, graduate level research, student recruiting, and and project funding.



Officer

United States Army Reserve
May 1992 – May 2001 · 9 yrs 1 mo

+Mercer University ROTC Graduate (Scholarship)
+Commissioned in 1993 as a Second Lt. at graduation
+IRR - Transportation Corp



Sr. Manufacturing Engineer

Brown & Williamson Tobacco Corp. (British American Tobacco)
Jun 1992 – Jun 1998 · 6 yrs 1 mo
Macon, Georgia Area

Lead Packaging and Materials Engineer for high speed cigarette production.
• Liaison between Engineering, Marketing and Manufacturing for the development, testing and implementation of all new products.
• Lead cross functional team, Material Test Committee which testing and evaluatec …see more

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Education



Mercer University
BSE, Manufacturing & Industrial Engineering
Activities and Societies: Outstanding Engineering Graduate

Manufacturing - Minor
Phi Theta Kappa
ROTC Graduate



Mercer University - Stetson School of Business and Economics
MBA, Finance

Volunteer experience



Co Lead - Food & Beverage Affinity Group
CESMII
Jan 2020 – Present • 1 yr 4 mos
Science and Technology



Member
Knights of Columbus
Poverty Alleviation



Volunteer
Compassion International
Apr 2014 – Present • 7 yrs 1 mo
Children

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